

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 17, 2017

<u>Via E-mail</u>
Richard C. Coggins
Chief Financial Officer
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615

> **Re:** **Span-America Medical Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 1, 2016**
> **Filed December 23, 2016**
> **File No. 000-11392**

Dear Mr. Coggins:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery